EXHIBIT 99.127

NI43-101

Author’s Certificate

Dennis P Ferrigno

I, Dennis Ferrigno, PE, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1. I am currently employed as a Senior Consultant for CAF & Associates, LLC located at 6354 S Yates Crt., Littleton, CO., 80123.

2. I am a graduate of Polytechnic Institute of New York and hold degrees from this institution; BSME, 1969; MSME, 1970; and DEngME, 1972.

3. I am a Professional Engineer in the Commonwealth of Pennsylvania, USA (PE019536E in current status); and the State of South Carolina, USA (PE 5199 in current status). I am active in the professional societies relevant to this work; SME and ASME.

4. I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.4 of the National Instrument 43-101.

5. I am one of the authors of this Technical Report prepared for Alamos Gold dated July 31, 2012. I am responsible for:

• Section 1.0	Summary

• Section 2.0	Introduction

• Section 3.0	Reliance on Other Experts

• Section 26.0	Recommendations

• Section 21.4	Contract Mining (co-responsible for and have reviewed Section 21.4)

6. I have had no prior involvement with the property that is the subject of the Technical Report. I visited the Kirazli and Agi Dagi Project Sites on December 18, 2011.

7. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8. I have read NI 43-101; the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July, 2012

Dennis Peter Ferrigno

AUTHORS’ CERTIFICATES

Michal Dobr

I, Michal Dobr, P. Geo, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as Senior Hydrogeologist for Golder Associates Ltd., located at 500-4260 Still Creek Drive, Burnaby, BC, V5C 6C6, Canada.

2.	I am a graduate of Charles University, Prague, 1982, and hold a B.Sc. in Engineering Geology and Hydrogeology.

3.	I am a P. Geo with the Association of Professional Engineers and Geoscientists of British Columbia.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Sections 5 and 20 of the Technical Report.

6.	I have not had prior involvement with the property that is the subject of the Technical Report, participating in the preparations of a Prefeasibility Study. I visited the Kirazli and Agi Dagi Project on December 14 – 15, 2011

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 31st day of July, 2012

Michal Dobr
Golder Associates Ltd.
500 – 4260 Still Creek Drive
Burnaby, BC V5C 6C6

CONSENT OF AUTHOR

TO:	The Alberta Securities Commission, Autorité des marchés financiers du Québec, British Columbia Securities Commission, Manitoba Securities Commission, Ontario Securities Commission, New Brunswick Securities Commission, Northwest Territories Registrar of Securities, Nova Scotia Securities Commission, Nunavut Registrar of Securities, Prince Edward Island Securities Office, Saskatchewan Financial Services Commission, Securities Commission of Newfoundland and Labrador, Yukon Registrar of Securities

AND TO:	Alamos Gold.

RE:	Agi Dagi and Kirazli Project, Preliminary Economic Assessment”, dated July 31, 2012 (the “Technical Report”)

The undersigned, an author of Sections 5 and 20 of the Technical Report, hereby:

1.	Consents to the filing of the Technical Report by Alamos Gold with the securities regulatory authorities set out above;

2.	Consents to the written disclosure of the Technical Report and of extracts from, or a summary of, the Technical Report as are contained in the press release dated June 27, 2012 issued and filed by Alamos Gold (the “Press Release”);

3.	Confirms that I have read the Press Release and have no reason to believe that there are any misrepresentations in the information derived from that portion of the Technical Report for which I am responsible, or that the Press Release contains any misrepresentation of the information contained in that portion of the Technical Report for which I am responsible.

Dated the 31st day of July 2012.

GOLDER ASSOCIATES LTD.

Mike Dobr, P.Geo.,
Senior Hydrogeologist

Allen R. Anderson Metallurgical Engineer Inc.	NI 43-101

AUTHORS’ CERTIFICATES

Allen Ray Anderson

I, Allen Ray Anderson, “PE”., as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as President of Allen R. Anderson Metallurgical Engineer Inc. located at 11050 E. Ft. Lowell Rd.; Tucson AZ; 85749.

2.	I am a graduate of South Dakota School of Mines and Technology May 1977, and hold Bachelor of Science degree in Metallurgical Engineering.

3.	I am a Registered Professional Engineer / Mining – Registration Number 50635 with the Arizona State Board of Technical Registration.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Section 13 of the Technical Report.

6.	I have had prior involvement with the property that is the subject of the Technical Report As a process engineer at KD Engineering (KD) during the time previous studies authored by KD were completed, I provided process engineering support including input to Design Criteria, Process Flow Diagrams and Equipment Lists for the preliminary economic assessments. I visited the Kirazli and Agi Dagi Project on January 30, 31, 2010.

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of July, 2012

Allen R. Anderson Allen R. Anderson Metallurgical Engineer Inc. 11050 E. Ft. Lowell Rd. Tucson AZ 85749

NI 43-101

AUTHORS’ CERTIFICATES

Marc Jutras

I, Marc Jutras, P.Eng. M.A.Sc., as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as Director Mineral Resource for Alamos Gold Inc. located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada. M5H 3P5.

2.	I am a graduate of the University of Quebec in Chicoutimi in 1983, and hold a Bachelor’s degree in Geological Engineering. I am also a graduate of the Ecole Polytechnique of Montreal in 1989, and hold a Master’s degree of Applied Sciences in Geostatistics.

3.	I am a registered Professional Engineer (license # 24598) with the Association of Professional Engineers and Geoscientists of the Province of British Columbia. I am also a registered Engineer (license # 38380) with the Order of Engineers of Quebec.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am not independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Section 14 (Mineral Resource Estimates) of the Technical Report. I am also responsible and have overseen the preparation of Section 6 (History), Section 7 (Geological Setting and Mineralization), Section B (Deposit Type), Section 9 (Exploration), Section 10 (Drilling), Section 11 (Sample Preparation, Analyses and Security), Section 12 (Data Verification), and Section 23 (Adjacent Properties) of the Technical Report.

6.	I have had prior involvement with the property that is the subject of the Technical Report. I visited the Kirazli and Agi Dagi Project on November 1 to 10, 2009, June 20 to July 1, 2010, October 24 to 30, 2010, and September 10 to 17, 2011.

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of July, 2012

Marc Jutras

NI 43-101

Herbert E. Welhener

I, Herbert E. Welhener, SME-QP, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as vice president for Independent Mining Consultants, Inc., located at 3560 E. Gas Road, Tucson, Arizona, 85714.

2.	I am a graduate of University of Arizona in 1973, and hold a Bachelor of Science – Geology degree.

3.	I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) and I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP), both recognized as a professional association as defined by NI 43-101.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Sections 15 and 16 and co-responsible for Section 21.4 of the Technical Report.

6.	I have had prior involvement with the property that is the subject of the Technical Report. I am one of the authors of the Preliminary Economic Assessment report titled “Technical Report on the Agi Dagi – Kirazli Gold Project, Canakkale Province, Republic of Turkey” dated 12 March 2010. I visited the Agi Dagi Project on December 16, 2011 and both Kirazli and Agi Dagi sites on November 5 – 7, 2009.

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July, 2012

signed “Herbert E. Welhener”
Herbert E. Welhener, SME-RM Independent Mining Consultants, Inc. 3560 E. Gas Road, Tucson, Arizona 85714

AUTHORS’ CERTIFICATE

Russell A. Browne, P.E.

I, Russell A. Browne, P.E, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Ağı Dağı Projects,” Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as an Associate and Practice Leader for Golder Associates Inc. located at 595 Double Eagle Court, Suite 1000, Reno, Nevada 89521.

2.	I graduated with a Bachelor of Science degree in Civil Engineering from California Polytechnic State University at San Luis Obispo in 1981. I graduated with a Master of Science degree in Civil/Geotechnical Engineering from the University of California at Berkeley in 1985.

3.	I am a registered professional Civil Engineer in the united States of America in Nevada and Washington States and have been a registered Civil Engineer since 1988.

4.	I am a member of the Society for Mining, Metallurgy, and Exploration (SME), and the American Society of Civil Engineers (ASCE)

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

6.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Sections 17.3 and 24.1 of the Technical Report.

7.	I have had prior involvement with the property that is the subject of the Technical Report which included Scoping Level support of heap leach facility siting and design for Fronteer Development in 2007 prior to Alamos Gold involvement. I visited the Kirazli and Ağı Dağı Project Sites: from June 4 through June 6, 2007; from January 28 through February 2, 2010; from June 17 through June 23, 2010; from December 17 through December 23, 2010; from September 19 through September 25, 2011; and from December 13 through December 15, 2011.

8.	As of the date of the certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain the necessary scientific and technical information to make the Technical Report not misleading.

9.	I have read NI 43-101, and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report

Dated this 31st day of July, 2012

EXPIRES 31 DEC 2012
Russell A. Browne, P.E.
Golder Associates Inc
595 Double Eagle Court, Suite 1000
Reno, Nevada 89521

2

Kappes, Cassiday & Associates

CARL E. DEFILIPPI

I, Carl E. Defilippi, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Ağı Dağı Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc. dated July 31, 2012, do hereby certify that:

1.	I am currently employed as a Senior Engineer with the firm of Kappes, Cassiday & Associates located at 7950 Security Circle, Reno, Nevada USA 89506.

2.	I am a graduate of the Mackay School of Mines, University of Nevada, and hold a B.Sc. Degree in Chemical Engineering (1978) and a M.Sc. degree in Metallurgical Engineering (1981).

3.	I am a Registered Member of the Society for Mining, Metallurgy and Exploration (775870RM). I have practiced my profession continuously since 1982. I am a “Qualified Person” for the purposes of NI 43-101 by reason of my education, affiliation with a professional association as defined by NI 43-101 and past relevant work experience.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report. I am responsible for the preparation of Sections 17.1, 17.2, 17.4, 18.1, 18.2, 18.3, 18.5, 18.6, 18.7, 18.8, 19, 21.1, 21.2, 21.3, 22, 25 and 27 of the Technical Report. I am co-responsible for Section 3.

6.	I have not had prior involvement with the property that is the subject of the Technical Report. I have visited the Ağı Dağı Kirazli Property from September 22 through September 24, 2010.

7.	As of the date of the certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Report not misleading.

8.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July 2012

Carl E. Defilippi
Kappes, Cassiday & Associates
7950 Security Circle
Reno, NV 89506-1995

Repetto Consulting LLC

9499 Oakbrush Way, Lone Tree, CO 80124, U.S.A.

Tel. 303-995-2563

Authors’ Certificate

Pedro C. Repetto

I, Pedro Repetto, PE, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1. I am currently employed as Sole Proprietor of Repetto Consulting LLC located at 9499 Oakbrush Way, Lone Tree, CO., 80124.

2. I am a graduate of Pontificia Universidad Catolica del Peru (Catholic University of Peru) and Purdue University, Indiana; and hold degrees from these institutions; Civil Engineer, 1965, and MSCE, 1970, respectively.

3. I am a Professional Engineer in the State of Colorado, USA (PE 36946 in current status); the State of Washington, USA (PE 47445 in current status); the State of Indiana, USA (PE 60900075 in current status; and, country of Peru (PE 5242 in current status). I am active in the professional societies relevant to this work; SME and ASCE.

4. I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.4 of the National Instrument 43-101.

5. I am one of the authors of this Technical Report prepared for Alamos Gold dated July 31, 2012. I am responsible for

• Section 4	Property Description and Location

• Section 18.4	Water Supply

6. I have had no prior involvement with the property that is the subject of the Technical Report. I visited the Kirazli and Agi Dagi Project Sites on December 6 – 8 and December 13 – 16, 2011.

7. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8. I have read NI 43-101; the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July, 2012

Pedro Cesar Repetto

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